TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD'S ROSEBEL MINE SIGNS AGREEMENT
TO ACQUIRE SARAMACCA PROPERTY;
POTENTIAL SOFT ROCK MINERALIZATION COULD EXTEND ROSEBEL MINE LIFE

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 31, 2016 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today reports that the Company has signed an agreement with the Government of Suriname to acquire an interest in the Saramacca property with the intent of defining a 43-101 compliant mineral resource within the next 24 months.   The Saramacca property, also known as Anomaly M, is located in the Republic of Suriname approximately 30 kilometres southwest of the Rosebel mill and immediately southeast of the Sarafina property optioned to IAMGOLD.

"This agreement is a landmark achievement for the Company. I believe the addition of this property to Rosebel's mineral inventory will go a long way to supporting our future mining operations in Suriname," said Steve Letwin, IAMGOLD President and CEO. "Adding resources that extend the life of the existing infrastructure at our mines is one of the most cost effective ways to achieve growth.   Further, given the significance of Rosebel's mining in Suriname, this project should provide important support to the economy of the country."

The terms of the acquisition include an initial payment of $200,000, which would enable immediate access to the property for Rosebel's exploration team as well as access to data from previous exploration activity at Saramacca to conduct a due diligence review of the property.   Provided Rosebel is satisfied with the results of the due diligence, it will pay $10 million as well as 3.125 million IAMGOLD common shares to be held in escrow, which would be released to the Government of Suriname in three approximately equal tranches in 12-month intervals following the ratification of the agreement by Rosebel. Adjustments to the purchase price will be calculated depending on the success of the drill program carried out by the Rosebel team over the first 24 months, but will be capped at $10 million.

The Saramacca property has been explored since the 1990's principally by Golden Star and later as a joint venture between Golden Star and Newmont. Much of that work focused on the discovery and delineation of Anomaly M, which was the subject of successive auger and diamond drilling programs with over 50 diamond drill holes and over 200 auger holes completed in the anomaly area. Evaluation of this work suggests an exploration target potential of between 8 and 40 million tonnes grading between 1.0 and 1.8 g/t Au for potentially 0.5 to 1.4 million contained ounces of gold. The potential quantity and grade are conceptual in nature and insufficient exploration work has been completed to define a mineral resource. The property will require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being defined. The target ranges are consistent with deposits currently being mined at IAMGOLD's adjacent Rosebel operation.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "would", "estimate", "believe", "suggest", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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http://www.iamgold.com/French/accueil/default.aspx.